April 30, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Pamela A. Long, Assistant Director

Re:	PetroLogistics LP
Registration Statement on Form S-1 (File No. 333-175035)

Ladies and Gentlemen:

As a manager of the several underwriters of the PetroLogistics LP (the “Partnership”) proposed initial public offering of up to 40,250,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Washington, D.C. time, on May 2, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated April 23, 2012, through the date hereof:

Preliminary Prospectus dated April 23, 2012:

9,400 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC

As a Manager of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Renos Savvides
Name:	Renos Savvides
Title:	Vice President